UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2005

Commission File Number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

     References in this report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its wholly owned subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

Update Relating to IA-7 Satellite Anomaly

     As previously announced, on November 28, 2004, our IA-7 satellite experienced a sudden anomaly in its north electrical distribution system that resulted in the loss of control of the satellite and the interruption of customer services on the satellite. The IA-7 satellite is one of the in-orbit satellites acquired by us from Loral Space & Communications Corporation and certain of its affiliates in March 2004 and covers the continental United States, Alaska, Hawaii, Canada, Central America and parts of South America. IA-7 is an FS 1300 series satellite manufactured by Space Systems/Loral, Inc., referred to as SS/L, and was launched in September 1999. In accordance with our existing satellite anomaly contingency plan, we made alternative capacity available to all of our IA-7 satellite customers, and most of these customers accepted that capacity. We provided alternative capacity primarily on other satellites in the Intelsat Americas fleet and on the IS-707 satellite, and in some cases using capacity that we purchased from other satellite operators. On November 30, 2004, following an intensive recovery effort, our engineers were able to regain command and control of the IA-7 satellite and began testing its capabilities.

     We have determined that the north electrical distribution system on the IA-7 satellite and the communications capacity associated with it are not operational, but the south electrical distribution system and associated communications capacity are operating normally. In addition, the IA-7 satellite has lost redundancy in nearly all of its components, including its central processing unit, or CPU. A satellite’s CPU is responsible for operation and control of the satellite. As a result, the IA-7 satellite faces an increased risk of loss in the future. Currently, 22 of the IA-7 satellite’s 48 C-band and Ku-band transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. In addition, some of these transponders are currently being used by our customers.

     We have established a failure review board and are working closely with SS/L to investigate the cause of the anomaly. Due to the unique nature of this event and its complexity, it may take several months for the failure review board to reach its conclusions.

     In accordance with our risk management program, we did not have in-orbit insurance coverage for the IA-7 satellite. We expect to record a substantial non-cash impairment charge during the fourth quarter of 2004 to write down the IA-7 satellite to its estimated fair value following the anomaly. As of September 30, 2004, the net book value of the IA-7 satellite was approximately $137 million. We do not currently expect the IA-7 anomaly to result in the acceleration of capital expenditures to replace the IA-7 satellite. We do not believe that the anomaly that affected the IA-7 satellite will have a material impact on our revenue or cash operating expenses for 2004 or on our backlog. In order to maintain service to some of the affected customers, we expect to continue to purchase capacity from other operators in the near term but believe that the resulting increase in operating expenses will not be significant. Based on our backlog as of September 30, 2004, we estimated that the reduction in our backlog as a result of the anomaly will be approximately 1%.

     Our IA-8 satellite, also manufactured by SS/L, is a newer generation FS 1300 series satellite than the IA-7 satellite. We have temporarily delayed the launch of our IA-8 satellite, previously scheduled for December 2004, pending the outcome of the failure review board investigation, even though the type of anomaly that affected the IA-7 satellite has not been exhibited on any other SS/L FS 1300 satellite. We currently expect the launch of the IA-8 satellite to occur in mid-2005, although the exact launch date has not yet been determined. The successful launch and placement into service of the IA-8 satellite will add 24 C-band and 36 Ku-band transponders to the Intelsat Americas fleet. As a result of this delay, approximately, $67 million in deposits for launch insurance for the IA-8 satellite are now expected to be classified as capital expenditures in 2005 instead of 2004. The decision to delay the launch of the IA-8 satellite does not result in any customer contract terminations or other penalties.

     On January 3, 2005, Zeus Holdings Limited, referred to as Zeus Holdings, announced its expectation that the closing of its proposed acquisition of us will occur in the first quarter of 2005. However, given the current condition of the IA-7 satellite, Zeus Holdings has the option not to consummate the proposed acquisition if the loss experienced by IA-7 is not remedied in accordance with the terms of our agreement with Zeus Holdings.

Zeus Holdings Selects David McGlade to Serve as CEO of Intelsat, Ltd. Following Closing

     On January 3, 2005, Zeus Holdings announced that it had selected Mr. David McGlade, currently the chief executive officer of cellular operator O2 UK, a subsidiary of mmO2 plc, to become the chief executive officer of Intelsat, Ltd. following the closing of the proposed acquisition. Zeus Holdings also announced its expectation that Mr. Conny Kullman will continue as chief executive officer until Mr. McGlade assumes that role, at which point Mr. Kullman would become the Chairman of the board of directors of Intelsat, Ltd.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.
	By:	/s/ Conny Kullman
		Name:	Conny Kullman
Date: January 10, 2005		Title:	Chief Executive Officer